UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 2)*

Nutanix, Inc.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.000025 PER SHARE

(Title of Class of Securities)

67059N108

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Lightspeed Venture Partners VII, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 0 shares

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 0 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.0%

12	Type of Reporting Person* PN

(1)   This Schedule 13G is filed by Lightspeed Venture Partners VII, L.P., a Cayman Islands exempted limited partnership (“Lightspeed VII”), Lightspeed General Partner VII, L.P., a Cayman Islands exempted limited partnership (“LGP VII”), Lightspeed Ultimate General Partner VII, Ltd., a Cayman Islands exempted company (“LUGP VII”), Lightspeed Venture Partners VIII, L.P., a Cayman Islands exempted limited partnership (“Lightspeed VIII”), Lightspeed General Partner VIII, L.P., a Cayman Islands exempted limited partnership (“LGP VIII”), Lightspeed Ultimate General Partner VIII, Ltd., a Cayman Islands exempted company (“LUGP VIII”), Lightspeed Venture Partners Select, L.P., a Cayman Islands exempted limited partnership (“Select”) Lightspeed General Partner Select, L.P., a Cayman Islands exempted limited partnership (“LGP Select”), Lightspeed Ultimate General Partner Select, Ltd., a Cayman Islands exempted company (“LUGP Select”), Barry Eggers (“Eggers”), Jeremy Liew (“Liew”), Ravi Mhatre (“Mhatre”), Peter Y. Nieh (“Nieh”) and Christopher J. Schaepe (“Schaepe” and together with Lightspeed VII, LGP VII, LUGP VII, Lightspeed VIII, LGP VIII, LUGP VIII, Select, LGP Select, LUGP Select, Eggers, Liew, Mhatre and Nieh, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2018.

1	Names of Reporting Persons. Lightspeed General Partner VII, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 0 shares

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 0 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.0%

12	Type of Reporting Person* PN

(1)   This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2018.

1	Names of Reporting Persons. Lightspeed Ultimate General Partner VII, Ltd.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 0 shares

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 0 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.0%

12	Type of Reporting Person* OO

(1)   This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2018.

1	Names of Reporting Persons. Lightspeed Venture Partners VIII, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 11,441,783 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 11,441,783 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,441,783 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 7.3% (3)

12	Type of Reporting Person* PN

(1)   This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2018.

(2)   Includes 11,441,783 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by Lightspeed VIII.  LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII.  Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VIII and share voting and dispositive power over the shares held by Lightspeed VIII.

(3)   The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 157,372,335 shares of Class A Common Stock outstanding (which reflects the sum of (x) 145,930,552 shares of Class A Common Stock outstanding as of November 30, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC on December 10, 2018 (the “Current 10-Q”), and (y) 11,441,783 shares of Class A Common Stock issuable on conversion of the Reporting Persons’ Class B Common Stock).  Based on the total of 179,136,921 shares of Common Stock (including 33,206,369 shares of Class B Common Stock) outstanding as of November 30, 2018, as reported in the Current 10-Q, Lightspeed VIII beneficially owns 6.4% of the issuer’s outstanding Common Stock as of November 30, 2018.

1	Names of Reporting Persons. Lightspeed General Partner VIII, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 11,441,783 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 11,441,783 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,441,783 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 7.3% (3)

12	Type of Reporting Person* PN

(1)   This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2018.

(2)   Includes 11,441,783 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by Lightspeed VIII.  LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII.  Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VIII and share voting and dispositive power over the shares held by Lightspeed VIII.

(3)   The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 157,372,335 shares of Class A Common Stock outstanding (which reflects the sum of (x) 145,930,552 shares of Class A Common Stock outstanding as of November 30, 2018, as reported in the Current 10-Q, and (y) 11,441,783 shares of Class A Common Stock issuable on conversion of the Reporting Persons’ Class B Common Stock).  Based on the total of 179,136,921 shares of Common Stock (including 33,206,369 shares of Class B Common Stock) outstanding as of November 30, 2018, as reported in the Current 10-Q, LGP VIII beneficially owns 6.4% of the issuer’s outstanding Common Stock as of November 30, 2018.

1	Names of Reporting Persons. Lightspeed Ultimate General Partner VIII, Ltd.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 11,441,783 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 11,441,783 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,441,783 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 7.3% (3)

12	Type of Reporting Person* OO

(1)   This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2018.

(2)   Includes 11,441,783 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by Lightspeed VIII.  LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII.  Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VIII and share voting and dispositive power over the shares held by Lightspeed VIII.

(3)   The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 157,372,335 shares of Class A Common Stock outstanding (which reflects the sum of (x) 145,930,552 shares of Class A Common Stock outstanding as of November 30, 2018, as reported in the Current 10-Q, and (y) 11,441,783 shares of Class A Common Stock issuable on conversion of the Reporting Persons’ Class B Common Stock).  Based on the total of 179,136,921 shares of Common Stock (including 33,206,369 shares of Class B Common Stock) outstanding as of November 30, 2018, as reported in the Current 10-Q, LUGP VIII beneficially owns 6.4% of the issuer’s outstanding Common Stock as of November 30, 2018.

1	Names of Reporting Persons. Lightspeed Venture Partners Select, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 190,363 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 190,363 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 190,363 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.1% (3)

12	Type of Reporting Person* PN

(1)   This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2018.

(2)   Includes 190,363 shares of Issuer’s Class A Common Stock held by Select.  LUGP Select serves as the sole general partner of LGP Select, which serves as the sole general partner of Select.  Eggers, Liew, Mhatre, Nieh and Schaepe are directors of LUGP Select and share voting and dispositive power over the shares held by Select.

(3)   The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 157,372,335 shares of Class A Common Stock outstanding (which reflects the sum of (x) 145,930,552 shares of Class A Common Stock outstanding as of November 30, 2018, as reported in the Current 10-Q, and (y) 11,441,783 shares of Class A Common Stock issuable on conversion of the Reporting Persons’ Class B Common Stock).  Based on the total of 179,136,921 shares of Common Stock (including 33,206,369 shares of Class B Common Stock) outstanding as of November 30, 2018, as reported in the Current 10-Q, Select beneficially owns 0.1% of the issuer’s outstanding Common Stock as of November 30, 2018.

1	Names of Reporting Persons. Lightspeed General Partner Select, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 190,363 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 190,363 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 190,363 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.1% (3)

12	Type of Reporting Person* PN

(1)   This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2018.

(2)   Includes 190,363 shares of Issuer’s Class A Common Stock held by Select.  LUGP Select serves as the sole general partner of LGP Select, which serves as the sole general partner of Select.  Eggers, Liew, Mhatre, Nieh and Schaepe are directors of LUGP Select and share voting and dispositive power over the shares held by Select.

(3)   The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 157,372,335 shares of Class A Common Stock outstanding (which reflects the sum of (x) 145,930,552 shares of Class A Common Stock outstanding as of November 30, 2018, as reported in the Current 10-Q, and (y) 11,441,783 shares of Class A Common Stock issuable on conversion of the Reporting Persons’ Class B Common Stock).  Based on the total of 179,136,921 shares of Common Stock (including 33,206,369 shares of Class B Common Stock) outstanding as of November 30, 2018, as reported in the Current 10-Q, LGP Select beneficially owns 0.1% of the issuer’s outstanding Common Stock as of November 30, 2018.

1	Names of Reporting Persons. Lightspeed Ultimate General Partner Select, Ltd.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 190,363 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 190,363 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 190,363 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.1% (3)

12	Type of Reporting Person* OO

(1)   This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2018.

(2)   Includes 190,363 shares of Issuer’s Class A Common Stock held by Select.  LUGP Select serves as the sole general partner of LGP Select, which serves as the sole general partner of Select.  Eggers, Liew, Mhatre, Nieh and Schaepe are directors of LUGP Select and share voting and dispositive power over the shares held by Select.

(3)   The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 157,372,335 shares of Class A Common Stock outstanding (which reflects the sum of (x) 145,930,552 shares of Class A Common Stock outstanding as of November 30, 2018, as reported in the Current 10-Q, and (y) 11,441,783 shares of Class A Common Stock issuable on conversion of the Reporting Persons’ Class B Common Stock).  Based on the total of 179,136,921 shares of Common Stock (including 33,206,369 shares of Class B Common Stock) outstanding as of November 30, 2018, as reported in the Current 10-Q, LUGP Select beneficially owns 0.1% of the issuer’s outstanding Common Stock as of November 30, 2018.

1	Names of Reporting Persons. Barry Eggers

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 11,632,146 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 11,632,146 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,632,146 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 7.4% (3)

12	Type of Reporting Person* IN

(1)   This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2018.

(2)   Includes 11,441,783 shares of Class B Common Stock held by Lightspeed VIII and 190,363 shares of Class A Common Stock held by Select.  Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of its holder at any time.  LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII.  Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VIII and share voting and dispositive power over the shares held by Lightspeed VIII. LUGP Select serves as the sole general partner of LGP Select, which serves as the sole general partner of Select. Eggers, Liew, Mhatre, Nieh and Schaepe are directors of LUGP Select and share voting and dispositive power over the shares held by Select.

(3)   The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 157,372,335 shares of Class A Common Stock outstanding (which reflects the sum of (x) 145,930,552 shares of Class A Common Stock outstanding as of November 30, 2018, as reported in the Current 10-Q, and (y) 11,441,783 shares of Class A Common Stock issuable on conversion of the Reporting Persons’ Class B Common Stock).  Based on the total of 179,136,921 shares of Common Stock (including 33,206,369 shares of Class B Common Stock) outstanding as of November 30, 2018, as reported in the Current 10-Q, Eggers beneficially owns 6.5% of the issuer’s outstanding Common Stock as of November 30, 2018.

1	Names of Reporting Persons. Jeremy Liew

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 190,363 shares (2)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 190,363 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 190,363 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.1% (3)

12	Type of Reporting Person* IN

(1)   This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2018.

(2)   Includes 190,363 shares of Class A Common Stock held by Select.  LUGP Select serves as the sole general partner of LGP Select, which serves as the sole general partner of Select. Eggers, Liew, Mhatre, Nieh and Schaepe are directors of LUGP Select and share voting and dispositive power over the shares held by Select.

(3)   The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 157,372,335 shares of Class A Common Stock outstanding (which reflects the sum of (x) 145,930,552 shares of Class A Common Stock outstanding as of November 30, 2018, as reported in the Current 10-Q, and (y) 11,441,783 shares of Class A Common Stock issuable on conversion of the Reporting Persons’ Class B Common Stock).  Based on the total of 179,136,921 shares of Common Stock (including 33,206,369 shares of Class B Common Stock) outstanding as of November 30, 2018, as reported in the Current 10-Q, Liew beneficially owns 0.1% of the issuer’s outstanding Common Stock as of November 30, 2018.

1	Names of Reporting Persons. Ravi Mhatre

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 612,003 shares (2)

	6	Shared Voting Power 11,632,146 shares (3)

	7	Sole Dispositive Power 612,003 shares (2)

	8	Shared Dispositive Power 11,632,146 shares (3)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,244,149 shares (2) (3)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 7.8% (4)

12	Type of Reporting Person* IN

(1)   This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2018.

(2)   Includes 206,350 shares of Issuer’s Class A Common Stock held of record by Mhatre Investments LP — Fund I. Mhatre serves as trustee of the general partner of such entity and accordingly exercises sole voting and dispositive power over such shares.

(3)   Includes 11,441,783 shares of Class B Common Stock held by Lightspeed VIII and 190,363 shares of Class A Common Stock held by Select.  Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of its holder at any time.  LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII.   Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VIII and share voting and dispositive power over the shares held by Lightspeed VIII. LUGP Select serves as the sole general partner of LGP Select, which serves as the sole general partner of Select. Eggers, Liew, Mhatre, Nieh and Schaepe are directors of LUGP Select and share voting and dispositive power over the shares held by Select.

(4)   The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 157,372,335 shares of Class A Common Stock outstanding (which reflects the sum of (x) 145,930,552 shares of Class A Common Stock outstanding as of November 30, 2018, as reported in the Current 10-Q, and (y) 11,441,783 shares of Class A Common Stock issuable on conversion of the Reporting Persons’ Class B Common Stock).  Based on the total of 179,136,921 shares of Common Stock (including 33,206,369 shares of Class B Common Stock) outstanding as of November 30, 2018, as reported in the Current 10-Q, Mhatre beneficially owns 6.8% of the issuer’s outstanding Common Stock as of November 30, 2018.

1	Names of Reporting Persons. Peter Y. Nieh

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 200,000 shares

	6	Shared Voting Power 11,682,146 shares (2) (3)

	7	Sole Dispositive Power 200,000 shares

	8	Shared Dispositive Power 11,682,146 shares (2) (3)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,882,146 shares (2) (3)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 7.6% (4)

12	Type of Reporting Person* IN

(1)   This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2018.

(2)   Includes 50,000 shares of Issuer’s Class A Common Stock held of record by Nieh Family Investments LP — Fund I. Nieh serves as co-trustee of the general partner of such entity and accordingly shares voting and dispositive power over such shares

(3)   Includes 11,441,783 shares of Class B Common Stock held by Lightspeed VIII and 190,363 shares of Class A Common Stock held by Select.  Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of its holder at any time.  LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII.   Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VIII and share voting and dispositive power over the shares held by Lightspeed VIII. LUGP Select serves as the sole general partner of LGP Select, which serves as the sole general partner of Select. Eggers, Liew, Mhatre, Nieh and Schaepe are directors of LUGP Select and share voting and dispositive power over the shares held by Select.

(4)   The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 157,372,335 shares of Class A Common Stock outstanding (which reflects the sum of (x) 145,930,552 shares of Class A Common Stock outstanding as of November 30, 2018, as reported in the Current 10-Q, and (y) 11,441,783 shares of Class A Common Stock issuable on conversion of the Reporting Persons’ Class B Common Stock).  Based on the total of 179,136,921 shares of Common Stock (including 33,206,369 shares of Class B Common Stock) outstanding as of November 30, 2018, as reported in the Current 10-Q, Nieh beneficially owns 6.6% of the issuer’s outstanding Common Stock as of November 30, 2018.

1	Names of Reporting Persons. Christopher J. Schaepe

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 11,848,176 shares (2) (3)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 11,848,176 shares (2) (3)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,848,176 shares (2) (3)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 7.5% (4)

12	Type of Reporting Person* IN

(1)   This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2018.

(2)   Includes (a) 113,955 shares of Issuer’s Class A Common Stock held of record by The Schaepe-Chiu Living Trust Dated November 5, 1997, and (b) 102,075 shares of Issuer’s Class A Common Stock held of record by Schaepe-Chiu Investments I LP — Fund 1. Schaepe serves as co-trustee of The Schaepe-Chiu Living Trust Dated November 5, 1997 and as co-trustee of the general partner of Schaepe-Chiu Investments I LP — Fund 1, and accordingly shares voting and dispositive power over the shares held by both such entities

(3)   Includes 11,441,783 shares of Class B Common Stock held by Lightspeed VIII and 190,363 shares of Class A Common Stock held by Select.  Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of its holder at any time.  LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII.   Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VIII and share voting and dispositive power over the shares held by Lightspeed VIII. LUGP Select serves as the sole general partner of LGP Select, which serves as the sole general partner of Select. Eggers, Liew, Mhatre, Nieh and Schaepe are directors of LUGP Select and share voting and dispositive power over the shares held by Select.

(4)   The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 157,372,335 shares of Class A Common Stock outstanding (which reflects the sum of (x) 145,930,552 shares of Class A Common Stock outstanding as of November 30, 2018, as reported in the Current 10-Q, and (y) 11,441,783 shares of Class A Common Stock issuable on conversion of the Reporting Persons’ Class B Common Stock).  Based on the total of 179,136,921 shares of Common Stock (including 33,206,369 shares of Class B Common Stock) outstanding as of November 30, 2018, as reported in the Current 10-Q, Schaepe beneficially owns 6.6% of the issuer’s outstanding Common Stock as of November 30, 2018.

Introductory Note: This Statement on Schedule 13G (this “Statement”) is filed on behalf of the Reporting Persons, in respect of shares of Class A Common Stock, par value $0.000025 per share (“Class A Common Stock”), of Nutanix, Inc. (the “Issuer”).

Item 1
	(a)	Name of Issuer Nutanix, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1740 Technology Drive, Suite 150 San Jose, CA 95110

Item 2
(a)

Name of Person(s) Filing:
Lightspeed Venture Partners VII, L.P. (“Lightspeed VII”)

Lightspeed General Partner VII, L.P. (“LGP VII”)

Lightspeed Ultimate General Partner VII, Ltd. (“LUGP VII”)

Lightspeed Venture Partners VIII, L.P. (“Lightspeed VIII”)

Lightspeed General Partner VIII, L.P. (“LGP VIII”)

Lightspeed Ultimate General Partner VIII, Ltd. (“LUGP VIII”)

Lightspeed Venture Partners Select, L.P. (“Select”)

Lightspeed General Partner Select, L.P. (“LGP Select”)

Lightspeed Ultimate General Partner Select, Ltd. (“LUGP Select”)

Barry Eggers (“Eggers”)

Jeremy Liew (“Liew”)

Ravi Mhatre (“Mhatre”)

Peter Y. Nieh (“Nieh”)

Christopher J. Schaepe (“Schaepe”)

	(b)	Address of Principal Business Office: c/o Lightspeed Venture Partners 2200 Sand Hill Road Menlo Park, CA 94025
	(b)	Citizenship:

		Entities:	Lightspeed VII	-	Cayman Islands
			LGP VII	-	Cayman Islands
			LUGP VII	-	Cayman Islands
			Lightspeed VIII	-	Cayman Islands
			LGP VIII	-	Cayman Islands
			LUGP VIII	-	Cayman Islands
			Select	-	Cayman Islands
			LGP Select	-	Cayman Islands
			LUGP Select	-	Cayman Islands

		Individuals:	Eggers	-	United States of America
			Liew	-	United States of America
			Mhatre	-	United States of America
			Nieh	-	United States of America
			Schaepe	-	United States of America
	(d)	Title of Class of Securities: Class A Common Stock
	(e)	CUSIP Number: 67059N108

Item 3	Not applicable.

Item 4	Ownership.
The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2018:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percent of Class (6)	Percent of All Common (7)
Lightspeed VII	—	—	—	—	—	—	0.0%	0.0%
LGP VII	—	—	—	—	—	—	0.0%	0.0%
LUGP VII	—	—	—	—	—	—	0.0%	0.0%
Lightspeed VIII (1)	11,441,783	—	11,441,783	—	11,441,783	11,441,783	7.3%	6.4%
LGP VIII (1)	—	—	11,441,783	—	11,441,783	11,441,783	7.3%	6.4%
LUGP VIII (1)	—	—	11,441,783	—	11,441,783	11,441,783	7.3%	6.4%
Select (2)	190,363	—	190,363	—	190,363	190,363	0.1%	0.1%
LGP Select (2)	—	—	190,363	—	190,363	190,363	0.1%	0.1%
LUGP Select (2)	—	—	190,363	—	190,363	190,363	0.1%	0.1%
Eggers (1) (2)	—	—	11,632,146	—	11,632,146	11,632,146	7.4%	6.5%
Liew (2)	—	—	190,363		190,363	190,363	0.1%	0.1%
Mhatre (1) (2) (3)	612,003	612,003	11,632,146	612,003	11,632,146	12,244,149	7.8%	6.8%
Nieh (1) (2) (4)	250,000	200,000	11,682,146	200,000	11,682,146	11,882,146	7.6%	6.6%
Schaepe (1) (2) (5)	216,030	—	11,848,176	—	11,848,176	11,848,176	7.5%	6.6%

(1)  Includes 11,441,783 shares of Issuer’s Class B Common Stock (each convertible into one share of Class A Common Stock at the option of its holder at any time) held by Lightspeed VIII.  LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII.  Eggers, Mhatre, Nieh and Schaepe are directors of LUGP VIII and share voting and dispositive power over the shares held by Lightspeed VIII.

(2)  Includes 190,363 shares of Issuer’s Class A Common Stock held by Select.  LUGP Select serves as the sole general partner of LGP Select, which serves as the sole general partner of Select.  Eggers, Liew, Mhatre, Nieh and Schaepe are directors of LUGP Select and share voting and dispositive power over the shares held by Select.

(3)  Includes 206,350 shares of Issuer’s Class A Common Stock held of record by Mhatre Investments LP — Fund I. Mhatre serves as trustee of the general partner of such entity and accordingly exercises sole voting and dispositive power over such shares.

(4)  Includes 50,000 shares of Issuer’s Class A Common Stock held of record by Nieh Family Investments LP — Fund I. Nieh serves as co-trustee of the general partner of such entity and accordingly shares voting and dispositive power over such shares.

(5)  Includes (a) 113,955 shares of Issuer’s Class A Common Stock held of record by The Schaepe-Chiu Living Trust Dated November 5, 1997, and (b) 102,075 shares of Issuer’s Class A Common Stock held of record by Schaepe-Chiu Investments I LP — Fund 1. Schaepe serves as co-trustee of The Schaepe-Chiu Living Trust Dated November 5, 1997 and as co-trustee of the general partner of Schaepe-Chiu Investments I LP — Fund 1, and accordingly shares voting and dispositive power over the shares held by both such entities.

(6)  The Percent of Class assumes conversion of all of the Reporting Persons’ Class B Common Stock into Class A Common Stock, resulting in a total of 157,372,335 shares of Class A Common Stock outstanding (which reflects the sum of (x) 145,930,552 shares of Class A Common Stock outstanding as of November 30, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC on December 10, 2018 (the “Current 10-Q”), and (y) 11,441,783 shares of Class A Common Stock issuable on conversion of the Reporting Persons Class B Common Stock).

(7)  The Percent of All Common is based on the total of 179,136,921 shares of the Issuer’s Common Stock (including 33,206,369 shares of Class B Common Stock) outstanding as of November 30, 2018, as reported in the Current 10-Q.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8	Identification and Classification of Members of the Group.
Not applicable.

Item 9	Notice of Dissolution of Group.
Not applicable.

Item 10	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

Lightspeed Venture Partners VII, L.P.

By:	Lightspeed General Partner VII, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner VII, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed General Partner VII, L.P.

By:	Lightspeed Ultimate General Partner VII, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed Ultimate General Partner VII, Ltd.

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed Venture Partners VIII, L.P.

By:	Lightspeed General Partner VIII, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner VIII, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed General Partner VIII, L.P.

By:	Lightspeed Ultimate General Partner VIII, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed Ultimate General Partner VIII, Ltd.

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed Venture Partners Select, L.P.

By:	Lightspeed General Partner Select, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner Select, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed General Partner Select, L.P.

By:	Lightspeed Ultimate General Partner Select, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed Ultimate General Partner Select, Ltd.

By:	/s/ Ravi Mhatre
Authorized Representative

By:	/s/ Barry Eggers
Barry Eggers

By:	/s/ Jeremy Liew
Jeremy Liew

By:	/s/ Ravi Mhatre
Ravi Mhatre

By:	/s/ Peter Y. Nieh
Peter Y. Nieh

By:	/s/ Christopher J. Schaepe
Christopher J. Schaepe

Exhibit(s):

A - Joint Filing Statement

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Nutanix, Inc. is filed on behalf of each of us.

Dated: February 14, 2019

Lightspeed Venture Partners VII, L.P.

By:	Lightspeed General Partner VII, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner VII, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed General Partner VII, L.P.

By:	Lightspeed Ultimate General Partner VII, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed Ultimate General Partner VII, Ltd.

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed Venture Partners VIII, L.P.

By:	Lightspeed General Partner VIII, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner VIII, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed General Partner VIII, L.P.

By:	Lightspeed Ultimate General Partner VIII, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed Ultimate General Partner VIII, Ltd.

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed Venture Partners Select, L.P.

By:	Lightspeed General Partner Select, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner Select, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed General Partner Select, L.P.

By:	Lightspeed Ultimate General Partner Select, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed Ultimate General Partner Select, Ltd.

By:	/s/ Ravi Mhatre
Authorized Representative

By:	/s/ Barry Eggers
Barry Eggers

By:	/s/ Jeremy Liew
Jeremy Liew

By:	/s/ Ravi Mhatre
Ravi Mhatre

By:	/s/ Peter Y. Nieh
Peter Y. Nieh

By:	/s/ Christopher J. Schaepe
Christopher J. Schaepe